[Letterhead of Cahill Gordon & Reindel LLP]

(212) 701-3491

September 25, 2009

Re:	Global Sources Ltd.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed June 26, 2009
File No. 000-30678

Dear Mr. Spirgel:

On behalf of and as counsel to Global Sources Ltd. (the “Company”) and as discussed by telephone earlier today with Kathleen Krebs, we have requested an extension of time to reply to your letter dated September 21, 2009 to Mr. Eddie Heng of the Company, regarding the above-referenced report, until October 16, 2009.  Per my telephone conversation earlier today with Kathleen Krebs, our request for an extension until October 16, 2009 was granted

The Company appreciates the Staff’s consideration.  The Company continues to diligently prepare a response.

Please direct any questions or concerns regarding this request to the undersigned at the number indicated above.  Thank you for your attention.

Sincerely,

/s/ Stuart G. Downing
Stuart G. Downing

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

VIA FACSIMILE

cc:	Kathleen Krebs Melissa Kindelan David Gillan Adrian Sims Michael J. Ohler